

Mail Stop 3030

February 20, 2009

Mr. Daniel P. Florin
Senior Vice President and Chief Financial Officer
Biomet, Inc.
56 East Bell Drive
Warsaw, Indiana 46582

> **Re: Biomet, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2008**
> **Filed August 28, 2008**
> **File No. 001-15601**

Dear Mr. Florin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Daniel P. Florin
Biomet, Inc.
February 20, 2009
Page 2

Form 10-K for the Fiscal Year Ended May 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 52

Results of Operations, page 56

1.   Your disclosures relating to the amounts expended to ensure the continuity of
        your relationships with the independent third-party distributors appears to be
        inconsistent and may be confusing to an investor. On page 58, you disclose that
        you recorded $24.0 million of expenses in the period from July 12, 2007 through
        May 31, 2008 related to distributor fee expense associated with renegotiation of
        distributor agreements. On page 19, you disclose that, in an effort to ensure the
        continuity of your relationships with the independent third-party distributors you
        incurred $31 million for the period from July 12, 2007 through May 31, 2008. On
        page 31 you state that in an effort to ensure the continuity of your relationships
        with the independent third-party distributors you incurred $82 million of
        compensation related pay-outs for the period from July 12, 2007 to May 31, 2008.

        •   Please reconcile these disclosures for us in your response and provide clear
            reconciling disclosure for investors in future filings.

        •   Describe to us in more detail the nature of these expenses, the significant
            terms of the agreements related to these expenses, and discuss how you
            accounted for these expenses.

Critical Accounting Policies and Estimates, page 68

2.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please consider disclosing the following
        in future filings:

        •   The reporting unit level at which you test goodwill for impairment and your
            basis for that determination.
        •   Each of the valuation methodologies used to value goodwill, including
            sufficient information to enable a reader to understand how each of the
            methods used differ, the assumed benefits of a valuation prepared under each
            method, and why management selected these methods as being the most
            meaningful for the company in preparing the goodwill impairment analyses.
        •   If multiple approaches are used, explain how you weight each of the methods
            used and the basis for that weighting.
        •   A qualitative and quantitative description of the material assumptions used
            and a sensitivity analysis of those assumptions based upon reasonably likely
            changes.

- If applicable, discuss how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Consolidated Financial Statements, page 74

Note 1. Merger, page 81

3.   We note your disclosure that the fair value of the IPRD was determined based on the excess earnings method <u>of projected revenues</u>. Please describe this valuation method to us and highlight any differences from the excess earnings method used by other companies. Tell us why it would be more appropriate to use "projected revenues" and not "earnings" when valuing your IPRD.

4.   Further, you disclose that the fair value was allocated to all business units which involve your four product segments. Please tell us and disclose in future filings how you determined the allocation of the fair value to your business units. Discuss how you used this method to determine the fair value for each IPR&D project.

5.   In future filings please disclose all of the significant assumptions underlying your valuations for each significant project. For example, disclose the rate of return used for tangible assets and the discount rate applied to value the IPR&D.

Note 2. Summary of Significant Accounting Policies and Nature of Operations, page 84

Revenue Recognition, page 88

6.   You disclose that at certain locations you record a contractual allowance that is offset against revenue for each sale to a non-contracted payor so that revenue is recorded at the estimated determinable price at the time of the sale. Please tell us and disclose in future filings the relevant terms of your agreement with the non-contracted payers that requires you to establish this allowance. Disclose how you determine the amount of the allowance.

Note 12. Guarantor and Non-guarantor Financial Statements, page 107

7.   We note your disclosure relating to the joint, several and unconditional guarantee of the senior cash pay and PIK toggle notes by the company's existing wholly-owned domestic subsidiaries. Please tell us and disclose in future filings whether the guarantee is *full* and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X and required by Rule 3-10(i)(8)(ii) of Regulation S-X.

8.   Please tell us whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please refer to Rule 3-10(i)(9) of Regulation S-X.

Financial Statements Schedule, page 119

9.   We note that you present Schedule II for the fiscal year ended May 31, 2008 even though your audited financial statements reflect financial statements for the periods from June 1, 2007 to July 11, 2007 (predecessor) and July 12, 2007 to May 31, 2008 (successor). In future filings, please revise the schedule so that the information is consistent with Rule 5-04(a)(2) of Regulation S-X which requires that you file Schedule II for each period for which an audited income statement is required to be filed.

Forms 10-Q for the Quarterly Periods Ended August 31, 2008 and November 30, 2008

Item 4T. Controls and Procedures

10.   Please amend the filings to include a clear and definite statement disclosing the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-Q. Please refer to Item 307 of Regulation S-K.

        As appropriate, please amend your Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant